

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Michael Klein
Chief Executive Officer, President and Chairman
Churchill Capital Corp III
640 Fifth Avenue, 12th Floor
New York, NY 10019

> **Re: Churchill Capital Corp III**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 3, 2020**
> **File No. 001-39228**

Dear Mr. Klein:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed September 3, 2020

Opportunities for Growth in Revenues, Adjusted EBITDA and Free Cash Flow, page 108

1.   We note your response to our prior comment 11 and reissue it in part. Where you discuss the Board's consideration of opportunities for growth in revenues, Adjusted EBITDA and Free Cash Flow in approving the transaction, please disclose the amounts that are being discussed in terms of dollar amounts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at (202) 551-3291 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Aiello, Esq.